

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Tracy Knox
Chief Financial Officer
Rover Group, Inc.
720 Olive Way, 19th Floor
Seattle , WA 98101

Re: Rover Group, Inc.
Registration Statement on Form S-1
Filed September 14, 2021
File No. 333-259519

Dear Ms. Knox:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Nordtvedt, Esq.